Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, Florida 32084
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July 23, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance

John Harrington, Esq.

Kathryn Jacobson
Sharon Virga

Re:	Energy Telecom, Inc.
Amended Registration Statement on Form S-1/A
File No. 333-167380
Amended Registration Statement filed July 9, 2010

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 16, 2010 (the "Comment Letter") relating to the amended Registration Statement on Form S-1/A (the "Registration Statement") of Energy Telecom, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 2 to the Company's Registration Statement.

General

1.
We note your response to comment two in our letter dated June 29, 2010. Please tell us in your response letter how long Mr. Rickards and Mr. Bickerstaff have held all of the shares that they each own. In addition, please disclose in the Selling Stockholders and Plan of Distribution sections of your prospectus that Mr. Rickards will still be subject to the volume limitations of Rule 144 on sales of common stock and explain what those limitations are.

Response

We have revised our disclosure in the Selling Stockholders and Plan of Distribution sections of the prospectus to indicate that Mr. Rickards will still be subject to the volume limitations of Rule 144 on sales of common stock and we have explained what those limitations are.  With regards to the stock ownership by Messrs. Rickards and Bickerstaff, they acquired their stock as follows:

Securities and Exchange Commission
July 23, 2010

Thomas Rickards		George Bickerstaff (2)
Date	# of Shares	Date	# of Shares
May 18, 2004 (1)	929,579	August 8, 2007	166,667
October 3, 2005	11,111	December 17, 2007	20,637
January 18, 2006	166,667	January 28, 2008	1,247
April 24, 2006	100,000	May 12, 2008	111,111
April 5, 2007	366,667	January 6, 2009	47.952
August 20, 2007	200,000	July 22, 2009	174,504
May 12, 2008	200,000

(1)	Shares were issued prior to May 18, 2004, however, that is the date from our current transfer agent’s records.
(2)
The shares issued on August 8, 2007 and May 12, 2008 were for cash investments made.  The shares issued on December 17, 2007, January 28, 2008 and January 6, 2009 were pursuant to the anti-dilution protection granted to Mr. Bickerstaff and no further investment decision was made on those dates.  The shares issued on July 22, 2009 were for a cash investment made as well as pursuant to the anti-dilution protection granted to Mr. Bickerstaff.

Prospectus Cover Page

2.
Please remove the references to the "Grey Sheets" to avoid the implication that there is an established market by that name. Your description of trading in grey market stocks should provide adequate information about trading in your stock.

Response

We have removed all references to the “Grey Sheets.”

3.
Because there is no regular market for your stock, it is not sufficient to state the selling stockholders will sell at market prices. Please disclose a fixed offering price that will apply until such time as your shares are quoted on the OTC Bulletin Board.

Response

We have revised our prospectus to state that the selling stockholders will sell their common stock at a fixed offering price unless and until our shares are available for quotation on the OTC Bulletin Board.

Securities and Exchange Commission
July 23, 2010

Risk Factors, page 2

A manufacturer's inability to produce our goods on time . . ., page 5

4.
We note your response to comment 10 in our letter dated June 29, 2010. Please provide disclosure in your MD&A about your recent purchase order for 1,000 units. This disclosure should address how this new order will impact your results and your financial condition as well as discuss your plans for selling these units. Also revise the disclosure under this heading to discuss the risks associated with this significant increase in manufacturing capacity.

Response

We have revised our MD&A section, under our current operating trends, to discuss our recent purchase order for 1,000 units.  In addition, we have revised our disclosure under our risk factor to discuss the risks associated with this significant increase in manufacturing order.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Overview, page 11

5.
Please further revise your disclosure to discuss your history of operations in greater detail. In this regard, we note that your response to comment 16 in our letter dated June 29, 2010 provides significantly more detail about your history of operations than is included in the prospectus.

Response

We have further revised our disclosure to include our history of operations as previously detailed in our response letter dated June 29, 2010.

Results of Operations, page 12

6.	Please quantify the various categories of your material expenses in recent periods.

Response

We have revised our disclosure to provide greater detail of the various categories of expenses in recent periods.

Liquidity and Capital Resources, page 13

7.	Please disclose whether your belief that you will be successful in raising funds through equity financing assumes that your shares will become quoted on the OTC Bulletin Board.

Response

We have revised our disclosure to state that, “we do not believe that having our stock available for quotation on the OTC Bulletin Board is necessary for us to raise the additional funds necessary to continue operations through the sale of our securities going forward, although we believe it would be helpful.

8.
Please provide more insight into your recent equity financings. Discuss how you have been able to consistently identify prospective investors over the last six months.  Explain whether similar efforts are ongoing. Disclose the roles of any material advisors or consultants in these financing transactions.

Response

We have revised our disclosure to state that the private placement transactions that occurred since January 2010 have been a result of passive activities, in which the potential investors have contacted us.  We have further disclosed that none of our advisors or consultants have engaged in any fundraising activities on our behalf.

9.	Please disclose whether the anticipated $46,000 in inventory purchases is related to your recently announced order for 1,000 units.

Securities and Exchange Commission
July 23, 2010

Response

We have revised our disclosure to state that this inventory is the recently placed purchase order with Samsin.

10.
Please reconcile your disclosure here that you will have combined expenditures through December 31, 2010 of $186,000 with your disclosure in the risk factor on page three stating that you will need $1,000,000 over the next twelve months. Explain why your expenses will increase significantly after December 31, 2010.

Response

We have revised our disclosure to explain that the significant increase in expenditures in the first quarter of 2011 relate to substantial inventory purchases we expect to make as we market our product to industrial and commercial clients, who typically place bulk orders.

Business, page 17

Manufacturing Operations, page 22

11.
We note from your response to comment 16 in our letter dated June 29, 2010 that your manufacturing partners have not been billing you until the product was ready for sale. Disclose these and any other payment arrangements with your manufacturing partners. Explain how these arrangements will change now that your product is ready for sale.

Response

We have revised our disclosure to explain how the billing for inventory previously occurred and how we anticipate that will change going forward as our product is ready for sale.

Securities and Exchange Commission
July 23, 2010

Employees, page 27

12.	We note that you do not have consulting agreements with any of the consultants listed here. Please explain the terms of your relationships with these consultants, whether formal or informal.

Response

We have revised our disclosure regarding our consultants to disclose an informal agreement between us and a consultant.  Some of the consultants disclosed no longer provide any consulting services to us and have been removed.

Selling Stockholders, page 37

13.	Please further revise your disclosure in this section to provide more detail about how and when the selling stockholders acquired their shares.

Response

We have revised our disclosure in this section to provide greater detail regarding how and when each selling stockholder acquired their shares.

Financial Statements

14.
We note your response to prior comment 31 from our letter dated June 29, 2010. Please revise your reported shares and per share data in the financial statements and notes thereto to give retroactive effect to the 1:5 reverse stock split (implemented as of June 28, 2010) for all periods presented. In this regard, we note your statement elsewhere in the document that the financial statements and related notes were not adjusted since “they were already issued and available for use prior to the reverse stock split.” Please note that the exception applies only to previously issued financial statements which are incorporated by reference in a registration statement. Since your financial statements are contained in the registration statement, a retroactive presentation of the reverse stock split is required. Please advise or revise.

Response

We have revised our financial statements and notes thereto to give retroactive effect to the 1:5 reverse stock split for all periods presented for reported shares and per share data.

Note 6— Promissory Note, pages F-10 and F-22
Note 13 — Contingency, page F-25

Securities and Exchange Commission
July 23, 2010

15.
We note your response to prior comment 32 from our letter dated June 29, 2010. Tell us if you deemed that your liability for the promissory notes was extinguished as of the date of the transfer. Refer to ASC Topic 405-20-40. Additionally, tell us

•	when the shares to be issued as consideration for the transfer were ultimately issued
•
why the shares were not issued on the date of the transfer of the promissory notes to the officer/director and why you recorded the transaction as a credit to additional paid in capital or a capital contribution

•
what agreement, if any, governed the transfer and the terms of the transfer, including the third parties' rights of recourse; your rights of return on shares issued, if you become ultimately responsible for repayment of such notes; and if at inception, the officer/director intended to make a capital contribution through assumption of the notes without receiving consideration.

Response

As disclosed in Note 6 to the December 31, 2009 financial statements, prior to development stage the Company issued two promissory notes.  The first promissory note of $25,000 was signed and agreed to on March 10, 1995 with an interest rate of 18% per annum, compounding annually, and maturing September 30, 2005. The second promissory note of $5,000 was signed on July 16, 1996 with an interest rate of 12% per annum, compounding annually, maturing July 11, 1997.  On December 31, 2008, the remaining principal balance of these promissory notes and accrued interest thereon totaling $72,999, were assigned to the Company’s officer/director in exchange for 583,992 shares of Class A common stock.  These shares were initially recorded as “to be issued.” On July 23, 2010, the Company issued the 116,798 (post 1:5 reverse split) shares of Class A common stock due to the officer/director.  The value of the shares issued in exchange for the assumed liability was determined based on the stock price observed in the arms-length private placement transaction nearest the measurement date.

The shares were not issued on the date of the transfer of the promissory notes because the officer/director, who is also the majority shareholder, serves as the sole employee of the Company.  In his capacity, he was focused on developing the Company’s product line, securing patents to secure the Company’s technology, searching for manufacturing and distribution partners and conducting market research.  These tasks were prioritized over the issuance of the shares, which were issued on July 23, 2010.

In accounting for the assumption of debt, the Company considered ASC Topic 405-20-40, which generally requires that the Company obtain a release from its creditors in order to transfer a liability to a third party and derecognize such liability.  The promissory notes in question are approximately 15 and 14 years old, respectively.  The Company attempted to settle these liabilities with cash but was unable to locate either of the creditors and has had no contact with them in 10 years.  To document this transfer, and terms of the transfer, the Company’s Board of Directors passed a resolution effective December 31, 2008, allowing the officer/director to assume the liability in exchange for 116,708 (post 1:5 reverse split) shares.  In addition, the officer/director has executed an assumption agreement.  The Company believes it has exhausted all readily available means of locating the creditors and believes that, in substance, the liability has been extinguished.

The Company accounted for the assumption of the liability as a contribution of capital as the owner/director and majority shareholder’s intention was to enhance the value of his investment in the Company by entering into the assumption agreement, whereby the Company was the beneficiary.  The authority under the accounting literature is contained in SEC SAB No. 79 (Topic 5, Section T) “Accounting for Expenses or Liabilities Paid by Principal Stockholder(s)”, which references Interpretation No. 1 of APB Opinion No. 25.  The guidance set forth in SAB No. 79 most clearly and closely applies to this transaction, and its meaning is paraphrased to state that when the principal stockholder's intention is to enhance or maintain the value of his investment by entering into an arrangement whereby the Company benefits (i.e. to assume a liability of the Company, thereby relieving the Company of said liability), the Company should account for the arrangement as if it were a contribution of capital.

Securities and Exchange Commission
July 23, 2010

Note 7 — Stockholders' Equity
Private Placements, pages F-10 and F-22
Note 13 — Contingency, pages F-13 and F-25

16.	We note your response to prior comment 33 from our letter dated June 29, 2010. Tell us the following:

•	why it was appropriate to record a $-0- value for the shares issued subject to an anti-dilutive agreement when the fair value of the shares was determinable based on recent equity transactions
•	what the fair value was, of the shares issuable under the anti-dilution agreement as of each reporting date and how you concluded that such shares were immaterial to the financial statements.
•	Your basis in the accounting literature for concluding that bifurcation of the anti-dilution feature was not required
•	What the fair value is, of the shares issuable under the anti-dilution agreement, if any, subsequent to the balance sheet date but before the effectiveness of the registration statement.

Response

14.
To clarify the meaning of our previous response to prior comment 33, the Company determines the fair value of shares granted based on the stock price observed in the arms-length private placement transaction nearest the measurement date.  However, the net impact to shareholders’ equity of the entry to record the issuance of shares under the anti-dilution agreement is $-0-. The Company recorded the issuance of shares as of each reporting date as a cashless issuance of shares at par value, which was less than $200 (a nominal amount) in each reporting period.

In determining whether the anti-dilution feature required bifurcation, we considered the guidance under SFAS No. 133 (ASC 815) and EITF Issue No. 00-19 (ASC 815), in which we determined the feature was clearly and closely related to the host contract.  Upon adoption of EITF Issue No. 07-05 (ASC 815) we considered the additional guidance and concluded that the feature is in fact a fixed-for-fixed instrument and therefore was not required to be bifurcated as of January 1, 2009.

The Company estimates that as of the effective date of the registration statement, the Company will be due to issue approximately 21,000 shares (adjusted for the 1:5 reverse stock split).  The fair value of these shares will be determined using the stock price observed in the arms-length private placement transaction nearest the effective date.  The stock price observed in the arms-length private placement transaction nearest the date of this response letter is $0.50 per share (adjusted for the 1:5 reverse stock split).

Note 14 — Subsequent Events
Shares Issues to SEC Counsel, page F-25

17.
We note your response to prior comment 34 from our letter dated June 29, 2010. It appears that a significant portion of the services associated with your issuance of shares valued at $123,800 would have been rendered by your SEC counsel prior to May 2010. As previously requested, tell us when the related services were rendered and additionally, what portion of the stock compensation cost was earned as of the most recent interim balance sheet date. Please clarify if the cost of such stock payment is included in, or is in addition to, legal fees that are disclosed in Part II-Item 13. Revise your disclosures accordingly.

Response

The Company engaged Sichenzia Ross Friedman Ference LLP (SRFF) as SEC Counsel on April 26, 2010.  As previously stated, the Company issued shares of Class A common stock valued at $123,800 to SRFF in exchange for services to be performed in connection with the registration statement on Form S-1.  SRFF performed no services prior to March 31, 2010, the date of the latest balance sheet included in the 2nd Pre-Effective Amendment on Form S-1.  The stock compensation cost associated with the filing of the original Form S-1, which we estimate will total approximately $80,000, and is expected to be recognized during the three-month period ended June 30, 2010.  The remaining stock compensation cost will be recognized during future periods through the effective date of the filing.

Securities and Exchange Commission
July 23, 2010

Item 15. Recent Sales of Unregistered Securities, page II-1

18.	We note that several issuances were made for consulting services rendered. Where you do not already do so, describe the nature of the services rendered.

Response

We have revised our disclosure to provide greater clarification regarding the nature of consulting services provided.

19.	We note that you have identified only certain private placement investors as accredited investors. However, on page II-5 you disclose that all purchasers were accredited investors. Please clarify.

Response

We have revised our disclosure to state that all private placement investors were accredited investors.

20.	Please provide disclosure with respect to the option grants to Mr. Rickards to Mr. Halpern referenced on pages 30 and 31.

Response

We have revised our disclosure to include the options granted to Messrs. Rickards and Halperin.

21.	Please file Form Ds for the sales made pursuant to Rule 506 or explain to us why you believe you are not required to file these notices.

Response

We are in the process of preparing Form Ds to be filed with the SEC for sales made pursuant to Rule 506 under Regulation D since January 1, 2009, which represents more than 20 private placement transactions.  We anticipate filing the Form Ds sometime in early August.  In addition, we intend to file Form Ds for transactions as they occur going forward.

22.
We note your response to prior comment 35 from our letter dated June 29, 2010. Please tell us if the provider of the accounting services related to the valuation of your options is deemed an “expert (other than an accountant)” pursuant to Item 509 of Regulation S-K.

Response

The consultant who provided accounting services related to the valuation of our options is not deemed an “expert (other than an accountant)” pursuant to Item 509 of Regulation S-K because the interest of such consultant was not deemed material because the fair market value of all securities of ours owned, received and to be received, or subject to options, warrants or rights received or to be received by the consultant did not exceed $50,000 (the fair market value of the securities received by the consultant was $800).

Securities and Exchange Commission
July 23, 2010

Item 16. Exhibits, page II-6

23.	Please file a revised Exhibit 5 legal opinion to reflect that the revised number shares being registered for sale as a result of the recent stock split.

Response

We have filed a revised legal opinion as Exhibit 5.1 that reflects the revised number of shares being registered as a result of our recent stock split.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ THOMAS RICKARDS
Thomas Rickards
Chief Executive Officer